Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

GS Finance Corp. $1,840,000 GS Momentum Builder® Multi-Asset 5 ER Index-Linked Notes due 2023 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $400,000 principal amount of notes, which we call the “upsize notes,” which are being initially offered on the date of this prospectus supplement addendum. $1,440,000 principal amount of the notes, which we call the “original notes,” were initially offered on May 20, 2016, as described in the accompanying prospectus supplement no. 349 dated May 20, 2016. The original notes and the upsize notes have identical terms and conditions and have the same CUSIP (40054KBP0) and ISIN (US40054KBP03) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the upsize notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 349 dated May 20, 2016, the accompanying prospectus supplement dated December 22, 2015 and the accompanying prospectus dated December 22, 2015.

You should read the additional disclosure in the accompanying prospectus supplement no. 349 dated May 20, 2016 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-10 of the accompanying prospectus supplement no. 349 dated May 20, 2016.

The estimated value of your upsize notes at the time the terms of your upsize notes are set on May 26, 2016 is equal to approximately $941 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	May 27, 2016	Original issue price:	100.00% of the face amount of the upsize notes
Underwriting discount:	3.90% of the face amount of the upsize notes*	Net proceeds to the issuer:	96.10% of the face amount of the upsize notes

*GS&Co. is paying a marketing fee in connection with the notes. See page PS-6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 349 Addendum dated May 26, 2016

We may decide to sell more notes after the date the upsize notes were traded (May 26, 2016) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your upsize notes are set on May 26, 2016 (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $941 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $957 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to those models as described in prospectus supplement no. 349.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●	Prospectus supplement no. 349 dated May 20, 2016

●	Prospectus supplement dated December 22, 2015

●	Prospectus dated December 22, 2015

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Index

The GS Momentum Builder® Multi-Asset 5 ER Index measures the extent to which the performance of the selected underlying assets (up to 14 exchange traded funds and a money market position, which provide exposure to equities, fixed income, emerging markets, alternatives, commodities, inflation, and cash equivalent asset classes) outperform the sum of 3-month USD LIBOR plus a daily index fee of 0.50% per annum. The money market position reflects the returns accruing at a rate equal to the federal funds effective rate on a hypothetical investment in a notional overnight money account denominated in U.S. dollars. Because the index measures the performance of the selected underlying assets less the sum of 3-mo-LIBOR plus the fee of 0.50% per annum, the selected underlying assets must outperform 3-mo-LIBOR plus the fee of 0.50% per annum for the index level to increase.

The index rebalances monthly (and sometimes daily) from among the 15 underlying assets. Each month the index is rebalanced by calculating the combination of underlying assets with the highest return during the prior six months, subject to a (a) limit of 5% on portfolio realized volatility over look-back periods of six months, three months and one month, and (b) maximum weight for each underlying asset and each asset class. Realized volatility is the degree of variation in the daily closing prices or levels of the aggregate of the underlying assets over the applicable look-back period. This results in a portfolio for each of the three look-back periods. The weight of each underlying asset for each monthly rebalancing will equal the average of the weight, if any, of such underlying asset in the three portfolios. During the term of your notes, as a result of monthly rebalancing, the index may include as few as four underlying assets (as few as three ETFs) and may never include some of the underlying assets or asset classes.

On each index business day the realized volatility of the index for the prior month is calculated and, if it exceeds 6%, the index will be rebalanced for that day (but not for any subsequent index business day) by ratably reallocating a portion of the exposure to the ETFs in the index to the money market position sufficient to reduce the prior month realized volatility to 6%. As a result of a daily rebalancing, the index may not include any ETFs and may allocate its entire exposure to the money market position, the return on which might not exceed 3-mo-LIBOR. Historically, a significant portion of the index exposure has been to the money market position, the return on which has been below 3-mo-LIBOR.

The following is a list of the eligible underlying assets for the index, including the related asset classes, asset class maximum weights and underlying asset maximum weights. The index is more fully described beginning on page S-45 of the accompanying prospectus supplement no. 349.

ASSET CLASS	ASSET CLASS MINIMUM WEIGHT	ASSET CLASS MAXIMUM WEIGHT	ELIGIBLE UNDERLYING ASSET	TICKER	UNDERLYING ASSET MINIMUM WEIGHT	UNDERLYING ASSET MAXIMUM WEIGHT
Equities	0%	50%	SPDR® S&P 500® ETF Trust	SPY	0%	20%
			iShares® MSCI EAFE ETF	EFA	0%	20%
			iShares® MSCI Japan ETF	EWJ	0%	10%
Fixed Income	0%	50%	iShares® 20+ Year Treasury Bond ETF	TLT	0%	20%
			iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD	0%	20%
			iShares® iBoxx $ High Yield Corporate Bond ETF	HYG	0%	20%
Emerging Markets	0%	25%	iShares® MSCI Emerging Markets ETF	EEM	0%	20%
			iShares® J.P. Morgan USD Emerging Markets Bond ETF	EMB	0%	20%
Alternatives	0%	25%	iShares® U.S. Real Estate ETF	IYR	0%	20%
			Alerian MLP ETF	AMLP	0%	10%
			PowerShares® Senior Loan Portfolio	BKLN	0%	10%
Commodities	0%	25%	PowerShares® DB Commodity Index Tracking Fund	DBC	0%	20%
			SPDR® Gold Trust	GLD	0%	20%
Inflation	0%	25%	iShares® TIPS Bond ETF	TIP	0%	25%
Cash Equivalent	0%	50%*	Money Market Position	N/A	0%	50%*

* With respect to the money market position, the related asset class maximum weight and underlying asset maximum weight limitations do not apply to daily rebalancing and, therefore, as a result of daily rebalancing, the index may allocate its entire exposure to the money market position.

Daily Closing Levels of the Index

The following information supplements the information provided in the accompanying prospectus supplement no. 349 dated May 20, 2016. The following graph shows the daily closing levels of the index from December 3, 2007 to May 26, 2016. Since the index was launched on December 17, 2013 and has a limited operating history, the graph includes hypothetical performance data for the index prior to its launch on December 17, 2013.

The historical closing levels from December 17, 2013 (the index launch date) to May 26, 2016 were obtained from Bloomberg Financial Services and Solactive AG, without independent verification. (In the graph, historical closing levels can be found to the right of the vertical solid line marker.) You should not take the historical index performance information as an indication of the future performance of the index.

The hypothetical performance data from March 3, 2011 to December 16, 2013 is based on the historical levels of the eligible underlying assets using the same methodology that is used to calculate the index. The hypothetical performance data for the period from December 3, 2007 through March 2, 2011 was calculated using the same methodology that is used to calculate the index, provided that a proxy was used for the following eligible ETFs, in each case for the period of time such eligible ETF was not in existence: iShares® J.P. Morgan USD Emerging Markets Bond ETF (not in existence prior to December 19, 2007), Alerian MLP ETF (not in existence prior to August 25, 2010) and PowerShares® Senior Loan Portfolio (not in existence prior to March 3, 2011). As a result, due to the varying weights of the eligible ETFs and proxies, at any time during this period as much as 100% of the hypothetical index performance data was derived from proxy data. You should be aware that proxy performance has not been reduced to compensate for any management fee charged by the applicable eligible ETF. This means that, with respect to any eligible ETF for which a proxy was used for any period of time, the applicable proxy’s performance has not been reduced by a fee equal to the management fee charged by such eligible ETF or, if applicable, the difference between the management fee charged by such proxy and the management fee charged by the applicable eligible ETF. Information regarding such proxies is available upon request. Each proxy had at least an 80% correlation to the related eligible ETF during the period beginning after the eligible ETF became available. Therefore, the use of proxies for eligible ETFs that were not in existence during some or all of the period from December 3, 2007 through March 2, 2011 may have resulted in hypothetical performance data that overstates or understates how the index would have performed, and the extent to which the daily volatility control would or would not have been triggered, had no proxy information been required.

The hypothetical performance data prior to the launch of the index on December 17, 2013 refers to simulated performance data created by applying the index’s calculation methodology to historical prices of the underlying assets that comprise the index (including proxies when applicable). Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may reflect a bias towards underlying assets or related indices that have performed well in the past. No future performance of the index can be predicted based on the simulated performance described herein. You should not take the hypothetical performance data as an indication of the future performance of the index.

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-160 of the accompanying prospectus supplement no. 349. GS Finance Corp. estimates that its share of the total offering expenses for the upsize notes, excluding underwriting discounts and commissions, will be approximately $5,000.

GS Finance Corp. has agreed to sell to GS&Co., and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement addendum. GS&Co. proposes initially to offer the upsize notes to the public at the original issue price set forth on the cover page of this prospectus supplement addendum, and to certain securities dealers at such price less a concession not in excess of 3.50% of the face amount.

GS&Co. has engaged Incapital LLC to provide certain marketing services from time to time relating to notes of this series. Incapital LLC will receive a fee of 0.80% of the face amount of each note offered hereby from GS&Co. in connection with such services.

We will deliver the upsize notes against payment therefor in New York, New York on May 27, 2016, which is the first scheduled business day following the date of this prospectus supplement addendum and of the pricing of the upsize notes.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes and Guarantee

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the upsize notes offered by this prospectus supplement addendum have been executed and issued by GS Finance Corp., the related guarantee offered by this prospectus supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such upsize notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.

PS-6